Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: June 2008

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its “Operating Rules for the Trading of Own shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities that during the month of June 2008, Itaú Holding did not trade any of its own shares for treasury.

4.	We would remind readers that historical data is available in the company’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, July 3, 2008.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer